Exhibit 99.2

Annual and Special Meeting of Shareholders
Toronto, Ontario

Thursday, April 3, 2025
Voting Results

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual and Special Meeting of Shareholders of CIBC (the "Bank") held on April 3, 2025. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at https://www.cibc.com/en/about-cibc/investor- relations/annual-reports-and-proxy-circulars.html.

1.	Election of Directors

Each of the following 13 nominees proposed by management was elected as a Director of the Bank.

	Votes for		Votes withhold
Nominees	#	%	#	%
Ammar Aljoundi	416,030,369	98.89%	4,679,484	1.11%
Nanci E. Caldwell	413,787,651	98.35%	6,922,202	1.65%
Michelle L. Collins	416,469,778	98.99%	4,240,075	1.01%
Victor G. Dodig	416,023,402	98.89%	4,686,451	1.11%
Kevin J. Kelly	399,969,924	95.07%	20,739,929	4.93%
Christine E. Larsen	416,725,148	99.05%	3,984,705	0.95%
Mary Lou Maher	411,646,901	97.85%	9,062,952	2.15%
William F. Morneau	415,269,949	98.71%	5,439,904	1.29%
François Poirier	416,443,179	98.99%	4,266,674	1.01%
Mark W. Podlasly	417,210,992	99.17%	3,498,861	0.83%
Katharine B. Stevenson	397,705,368	94.53%	23,004,485	5.47%
Martine Turcotte	414,744,021	98.58%	5,965,832	1.42%
Barry L. Zubrow	414,745,795	98.58%	5,964,058	1.42%

2.	Appointment of Auditors

Ernst & Young LLP was appointed as the auditors of the Bank.

Votes for		Votes withhold
383,332,760	89.63%	44,337,701	10.37%

3.	Advisory resolution regarding our Executive Compensation Approach

Votes for		Votes against
403,534,983	95.92%	17,174,267	4.08%

4.	Special resolution to amend By-Law No. 1 regarding directors’ remuneration

Votes for		Votes against
415,060,372	98.66%	5,646,821	1.34%

5 Ordinary resolution to amend By-Law No. 1 regarding administrative matters

Votes for		Votes against
416,883,850	99.09%	3,822,664	0.91%

6 Shareholder Proposal 1
Energy Supply Ratio

Votes for		Votes against		Votes abstain*
155,712,068	37.12%	263,758,354	62.88%	1,235,049	0%

7	Shareholder Proposal 2

Fighting against forced labour and child labour in loan portfolios (withdrawn)

Votes for		Votes against		Votes abstain*
-	-	-	-	-	-

8	Shareholder Proposal 3

Disclosure of language fluency of employees

Votes for		Votes against		Votes abstain*
3,602,294	0.86%	415,522,393	99.14%	1,584,440	0%

9	Shareholder Proposal 4

Advisory vote on environmental policies

Votes for		Votes against		Votes abstain*
64,204,769	16.26%	330,596,664	83.74%	25,906,690	7%

10	Shareholder Proposal 5 Public disclosure of non-confidential information, country-by-country reporting, compensation ratios and tax havens
Votes for		Votes against		Votes abstain*
43,647,271	10.42%	375,193,157	89.58%	1,868,696	0%

11	Shareholder Proposal 6

Industry-specific Carbon Risk Scoring/Transition Plans

Votes for		Votes against		Votes abstain*
93,198,406	0	317,388,325	77.30%	9,900,956	2%

12 Shareholder Proposal 7 Pay Compensation Ratio

Votes for		Votes against		Votes abstain*
39,430,290	9.89%	359,427,530	90.11%	21,630,867	5%

* An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.